UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AT HOME GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37849	45-3229563
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1600 East Plano Parkway Plano, Texas 75074

(Address of principal executive offices, including zip code)

Mary Jane Broussard

General Counsel and Corporate Secretary

972-265-6137

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 — Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of At Home Group Inc. (the “Company”) for the reporting period January 1, 2018 to December 31, 2018 is provided as Exhibit 1.01 hereto and is publicly available at http://investor.athome.com/financial-information/all-sec-filings. The information included in such Conflict Minerals Report is incorporated herein by reference. The information contained on the Company’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02.  Exhibit

The Conflict Minerals Report described in Item 1.01 of Form SD is filed herewith as Exhibit 1.01.

Section 2 — Exhibits

Item 2.01.  Exhibits

Exhibit 1.01.	Conflict Minerals Report for the calendar year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AT HOME GROUP INC.

Date: May 31, 2019
/s/ Mary Jane Broussard
Mary Jane Broussard
General Counsel and Corporate Secretary